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January 29, 2020

Via EDGAR Submission

Christina Chalk, Senior Special Counsel

Joshua Shainess, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, DC 20549

Re:	Diplomat Pharmacy, Inc. Schedule TO-T Filed January 9, 2020

File No. 005-88619

Dear Ms. Chalk and Mr. Shainess:

On behalf of UnitedHealth Group Incorporated (“UnitedHealth Group”) and Denali Merger Sub, Inc., a wholly owned subsidiary of UnitedHealth Group (“Purchaser”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 21, 2020, with respect to the Tender Offer Statement on Schedule TO-T (the “Schedule TO”) filed by UnitedHealth Group and Purchaser on January 9, 2020 (File No. 005-88619). In connection with this response letter, UnitedHealth Group and Purchaser are filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) with the Commission.

For your convenience, each of the Staff’s comments is reproduced in its entirety in italics below and is followed by the corresponding response of UnitedHealth Group and Purchaser. Capitalized terms used but not defined in this letter have the applicable meaning ascribed to such terms in the Offer to Purchase (the “Offer to Purchase”), attached as Exhibit (a)(1)(A) to the Schedule TO.

Exhibit (a)(1)(A)

Source and Amount of Funds, page 23

1.

You state that UnitedHealth Group and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $320 million plus related transaction fees and expenses. Explain why this figure differs from the estimated transaction value of $308,115,224 as set forth in the “Calculation of Filing Fee” table in your Schedule TO-T. Alternatively, please revise the Offer to Purchase or the Schedule TO-T to ensure consistency.

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Response: UnitedHealth Group and Purchaser advise the Staff that the estimated transaction value of $308,115,224 set forth in the “Calculation of Filing Fee” table in the Schedule TO represents the aggregate cash payable by Purchaser pursuant to the Offer to Purchase in accordance with Rule 0-11(d), based on information provided by Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”), regarding Diplomat’s capitalization as of January 6, 2020. The estimated $320 million referenced under the heading “The Offer—Section 10—Source and Amount of Funds” includes the estimated transaction value of $308 million and the $12 million estimated value of Converted RSU Awards, which are RSU Awards that will be converted into restricted stock unit awards denominated in shares of UHG Common Stock at the Effective Time of the Merger pursuant to the terms of the Merger Agreement. In response to the Staff’s comment, UnitedHealth Group and Purchaser have amended the Offer to Purchase under the heading “The Offer—Section 10—Source and Amount of Funds” to revise the statement noted by the Staff as set forth in the following marked statement:

“UnitedHealth Group and Purchaser estimate that the total funds required to purchase all outstanding Shares and to make the RSU Payments pursuant to~~complete~~ the Offer and the Merger will be approximately $~~320~~308 million plus any related transaction fees and expenses.”

2.

Notwithstanding that you anticipate funding the Offer with cash on hand, affirmatively disclose the existence or absence of any alternative financing arrangements. Refer to Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, UnitedHealth Group and Purchaser have amended the disclosure in the Offer to Purchase under the heading “The Offer—Section 10—Source and Amount of Funds” to include the following additional disclosure:

“UnitedHealth Group and Purchaser do not have any alternative financing plans or arrangements.”

Background of the Offer; Past Contacts, Negotiations and Transactions, page 28

3.

We note the disclosure on page 24 of the offer materials that UnitedHealth Group received forward-looking information with respect to Diplomat’s business for the fiscal years 2019 through 2024. Please summarize any non-public information received from Diplomat in the offer materials, disclose where such information already appears in another filing (such as the Schedule 14D-9 filed by Diplomat), or provide an analysis supplementally as to why disclosure is not required. In this regard, we note the disclosure of projections beginning on page 45 of Diplomat’s Schedule 14D-9; however, it is not clear from the description of the May 2019, October 2019, June 2019 and updated 2019 and 2020 financial projections that these encompass all of the projections referenced here and provided to UnitedHealth Group. Please revise to clarify.

Response: In connection with UnitedHealth Group’s evaluation of a potential business combination transaction with Diplomat and in the course of due diligence, Diplomat provided UnitedHealth Group with information of the form and type that are customarily provided to any potential acquirer considering an acquisition of a target company. The due diligence process and related contacts are disclosed in the Offer to Purchase under the heading “The Offer—Section

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11—Background of the Offer; Past Contacts, Negotiations and Transactions.” UnitedHealth Group does not believe that the due diligence materials provided by Diplomat under the confidentiality and non-disclosure agreement between the two parties are material to the decision by Diplomat shareholders whether to sell, hold or tender Shares in the Offer or required to be disclosed in the Offer materials. UnitedHealth Group confirms that the May 2019, October 2019, June 2019 and updated 2019 and 2020 financial projections disclosed in Diplomat’s Schedule 14D-9 encompass the projections that UnitedHealth Group received from Diplomat. In response to the Staff’s comment, UnitedHealth Group and Purchaser have amended the disclosure in the Offer to Purchase under the heading “The Offer—Section 11—Background of the Offer; Past Contacts, Negotiations and Transactions” to clarify that the forward-looking information received from Diplomat on June 18, 2019 is the same information set forth in the June 2019 projections disclosed in Diplomat’s Schedule 14D-9 by revising the statement noted by the Staff as set forth in the following marked statement:

“On June 18, 2019, UnitedHealth Group received from Diplomat projections of total revenue, adjusted EBITDA, net income, levered free cash flow and cash interest~~forward-looking financial information with respect to Diplomat~~’~~s business~~ for fiscal years 2019 through 2024 (the “June 2019 financial projections”). For a review of the June 2019 financial projections, please refer to the Schedule 14D-9.”

Governing Law, page 47

4.

You state that the Merger Agreement and all claims or causes of action thereunder is governed by and will be construed in accordance with Delaware law, except to the extent the laws of Michigan are mandatorily applicable. If the parties are aware of any circumstances applicable to the transaction whereby the laws of Michigan are mandatorily applicable, please revise to describe.

Response: In response to the Staff’s comment, UnitedHealth Group and Purchaser have amended the disclosure in the Offer to Purchase under the heading “The Offer—Section 13—The Merger Agreement—Governing Law” to include the following additional disclosure:

“As described in “Section 13—The Merger Agreement—The Merger” and “Section 15—Certain Legal Matters; Regulatory Approvals—Shareholder Approval Not Required,” the Merger will be effected without a vote of Diplomat shareholders pursuant to Section 703a(3) of the MBCA and no appraisal or dissenters’ rights will be available to Diplomat shareholders in connection with the Offer or the Merger pursuant to the MBCA.”

Conditions of the Offer, page 48

5.	With respect to the fifth bullet point in this section, revise to describe the “certain conditions” Diplomat must certify as having been satisfied.

Response: In response to the Staff’s comment, UnitedHealth Group and Purchaser have amended the disclosure in the Offer to Purchase under the heading “The Offer—Section 14—Conditions of the Offer” by revising the fourth and fifth bullet points as set forth in the following marked excerpt:

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“●

subject to certain materiality standards, any representation or warranty of Diplomat is no longer accurate (the “Representations Condition”) or Diplomat has failed to perform or comply with any of its agreements and covenants (the “Covenants Condition”), each as set forth in the Merger Agreement;”

•	UnitedHealth Group has not received a certificate from Diplomat certifying as to the satisfaction of ~~certain~~ the Representations Condition and the Covenants C~~c~~ondition~~s~~;”

6.

Refer to the first sentence, last paragraph of this section. In that sentence, you describe the listed offer conditions as “in addition to” the rights of UnitedHealth and Purchaser to terminate the Offer. However, all of the offer conditions that permit those parties to terminate the offer must be listed here. Please revise or advise.

Response: In response to the Staff’s comment, UnitedHealth Group and Purchaser have amended the disclosure in the Offer to Purchase under the heading “The Offer—Section 14—Conditions of the Offer” to delete the statement noted by the Staff.

7.

Your disclosure indicates that Purchaser will not be deemed to have waived its rights relating to the satisfaction or waiver of the conditions to the extent Purchaser fails to exercise such rights at a given time. This suggests that Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent Purchaser becomes aware of any offer condition being “triggered” and Purchaser elects to proceed with the offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Purchaser’s understanding of its obligation to disclose material changes and potentially, to extend the offer.

Response: In response to the Staff’s comment, UnitedHealth Group and Purchaser acknowledge that if Purchaser becomes aware of any offer condition being “triggered” and Purchaser elects to proceed with the offer anyway, that decision is viewed as being a waiver of the condition. UnitedHealth Group and Purchaser also acknowledge that if a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). UnitedHealth Group and Purchaser have amended the disclosure in the Offer to Purchase under the heading “The Offer—Section 14—Conditions of the Offer” to add the following sentence:

“If we waive a material Offer Condition, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act.”

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If you have any questions regarding the foregoing or Amendment No. 2, please do not hesitate to contact me at (303) 454-2529 or Allen Hicks at (202) 637-6420.

Sincerely,

/s/ Timothy R. Aragon

Timothy R. Aragon

Partner

cc:	Richard J. Mattera, Executive Vice President, Chief Legal Officer, Optum

G. Allen Hicks, Hogan Lovells US LLP